Exhibit 99.3

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Publicly Listed Company

EXTRACT FROM THE MINUTES OF THE 1ST/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 19 2009, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary to the Meeting. DECISIONS TAKEN: 1) Termination of Appointed Directors:  The Board decided to approve the termination of the period of office of Paulo Ernani de Oliveira, Operations Director, for reasons of retirement, and Institutional Relations Director Ricardo Robert Athayde Menezes. It also decided to approve a vote of acknowledgement of the excellent services rendered the Company by Paulo Ernani de Oliveira and Ricardo Robert Athayde Menezes.  2) Election of a Member to the Senior Advisory Board: The Board voted to elect Ricardo Robert Athayde Menezes, of Brazilian nationality, legally separated, journalist, CPF tax register Nr. 118.108.076-20, RG identity Nr. M/366.036, SSP/MG, resident and domiciled in São Paulo, SP to the Company’s Senior Advisory Board for a period of two years, his term of office at the Company having been terminated, 3)  Alteration of Director’s Position Title: The Board decided to alter the title of the position held by Nilvo Mittanck, of Brazilian nationality, married, engineer, CPF tax register Nr. 489.093.519-34, RG identity Nr.10/C-3.411.303, SSP/SC, resident and domiciled in Itajaí, SC, from Director of Logistics and Supplies to Operations Director. 4) Autorization to Establish an Office in Moscow: The Board voted to authorize the establishment of a Company representative office in Moscow, Russia, authorizing Executive Management to take all the necessary measures for this purpose. 5) Closure of a branch: The Board voted to authorize the closure of the Company’s branch, CNPJ tax register Nr. 01.838.723/0007-12, NIRE Nr. 43901315171, situated at Rua 10, Fundos B, Bom Progresso, RS, CEP 98575-000, engaged in “Milk Preparation”.  6) Other internal Company matters. CLOSURE: These minutes, having been drawn up, read and approved, were signed by all present: Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary to the Meeting; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify this to be an exact copy of the original minutes drafted to Register Nr. 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Board of directors of the Company, pages 79 to 81).

NEY ANTONIO FLORES SCHWARTZ

Secretary to the Meeting